EXHIBIT 99.1

Equinox Gold Publishes 2025 Sustainability Report

VANCOUVER, British Columbia, June 22, 2026 (GLOBE NEWSWIRE) -- Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) (“Equinox Gold” or the “Company”) is pleased to announce the publication of its 2025 Sustainability Report. Aligned with the Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB) frameworks, the report provides an overview of the Company’s performance and progress across key environmental, social and governance topics, including safety, environmental stewardship, community engagement and ethical business practices. The report covers the period from January 1 to December 31, 2025, with certain reporting scope considerations reflecting the Company’s June 2025 combination with Calibre Mining and other portfolio changes during the year. The report, together with detailed GRI and SASB data tables, is available for review and download on Equinox Gold’s website at www.equinoxgold.com/responsible-mining.

Darren Hall, CEO of Equinox Gold, commented: “Responsible mining is fundamental to how we create long-term value for our stakeholders. In 2025, we achieved meaningful progress across our sustainability priorities, including improved safety performance, strong environmental results, continued investment in our host communities, and completion of external assurance against the World Gold Council’s Responsible Gold Mining Principles. The successful integration of Calibre Mining also marked an important milestone, strengthening our portfolio and positioning Equinox Gold as a more diversified and resilient gold producer. I am proud of our team’s commitment to operating responsibly and advancing our sustainability performance across our business.”

2025 SUSTAINABILITY ACHIEVEMENTS

Environment

  Recorded a Significant Environmental Incident Frequency Rate of 0.00 per million hours worked, with no significant environmental incidents recorded under the Company’s reporting framework.
  Achieved an estimated 60,113 metric tonnes of carbon dioxide equivalent (tCO2e) emissions reductions through operational efficiency initiatives, renewable energy sourcing, power purchase agreement offsets, and renewable energy certificates.
  Planted approximately 118,000 seedlings to support ecosystem recovery and reported 40 hectares under active restoration.
  Avoided an estimated three tonnes of mercury use through our responsible sourcing program for artisanal and small-scale mining, while supporting the livelihoods and economic independence of artisanal miners.

Social

  Reported zero fatalities and a Total Recordable Injury Frequency Rate of 1.65 per million hours worked, compared with 2.21 in 2024.
  Distributed $2.1 billion in economic value through the payment of employee wages and benefits, procurement spending, royalties, income taxes paid to governments, and social investment in host communities, among other payments.1
  Invested $14 million in community programs across the Company’s operating regions to support locally identified priorities.
  Maintained five benefits agreements with seven Indigenous partners at our Canadian mines, supporting dialogue and participation, economic opportunities, and collaborative management of social, environmental, and cultural considerations.
  Prioritized local employment and spending, with 98% of employees based within the country of operation and 67% within the communities in the direct area of influence of our operations, and 93% of total procurement spending with national suppliers.

Governance

  Completed independent external assurance assessments at our producing mines (excluding Brazil operations) against the World Gold Council’s Responsible Gold Mining Principles and the Conflict-Free Gold Standard.
  Improved gender diversity, with women representing 16% of our workforce, while maintaining 30% gender diversity on our Board of Directors.

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1 This figure reflects the period during which assets were under Equinox Gold’s operational control, including Brazil operations for the entirety of 2025 and assets acquired through the combination with Calibre Mining from June 17, 2025, but excluding Pan Mine. It does not include payments to providers of capital.

More information about Equinox Gold’s 2025 performance, 2026 targets and commitments to responsible mining is available in the 2025 Sustainability Report, GRI and SASB data tables, and related disclosures on our website at www.equinoxgold.com/responsible-mining.

Equinox Gold Contact
Ryan King
Executive Vice President, Capital Markets
T: +1 778.998.3700
E: ryan.king@equinoxgold.com
E: ir@equinoxgold.com

Cautionary Notes

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “Forward-looking Information”). Such information includes, among other things, the Company’s sustainability objectives and priorities, including expectations for the Company’s health, safety and environmental performance. Forward-looking Information is generally identified by words such as “target”, “commitment” and similar expressions or statements that certain actions, events or results “may”, “could”, or “should” occur. Although the Company believes that these expectations are reasonable, there can be no assurance they will prove correct and undue reliance should not be placed on them. Forward-looking Information is based on the Company’s current expectations and projections about future events and these assumptions include: the Company’s ability to comply with environmental, health and safety laws or other requirements, standards or protocols; and the Company’s ability to meet its ESG objectives, priorities and targets. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Forward-looking Information is subject to risks and uncertainties that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include those described in the section “Risk Factors” in the Company’s MD&A dated February 20, 2026 for the year ended December 31, 2025, and in the section titled “Risks Related to the Business” in Equinox Gold’s most recently filed Annual Information Form, both of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking Information reflects management’s current expectations and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to such information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.